                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                          GVI Security Solutions, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   36242E 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

---------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 2 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                      Knoll Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               9,179,478 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               9,179,478 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    9,179,478 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes  13,743  shares of Common  Stock  issuable  upon  exercise  of warrants held by Thinking Technologies, L.P.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 3 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         GVI Acquisition, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,030,130 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,030,130 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,030,130 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes 3 shares of Common Stock issuable upon conversion of shares of
         Series B Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 3 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Europa International Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               9,106,497 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               9,106,497 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    9,106,497 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

(1)      Includes 3 shares of Common Stock issuable upon conversion of shares of
         Series B Stock held by GVI Acquisition,  LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 5 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Thinking Technologies, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               72,981 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               72,981 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    72, 981 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    < 1.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes  13,743  shares of Common Stock  issuable upon the exercise of warrants held by Thinking Technologies, L.P.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 6 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Knoll Capital Fund II Master Fund, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               666,666 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               666,666 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    666,666 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes  333,333  shares of Common Stock issuable upon the exercise of warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 7 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         KOM Capital Management, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               666,666 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               666,666 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    666,666 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes  333,333  shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund, Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 8 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Woodman Management Corporation
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               5,799,064 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               5,799,064 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,799,064 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================
(1)      Includes 3 shares of Common Stock issuable upon conversion of shares of
         Series B Stock held by GVI Acquisition LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 9 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                            W-Net, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               333,333 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               333,333 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    333,333 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    < 1.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)      Consists  of shares of  Common  Stock  issuable  upon the  exercise  of warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 10 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Patrick O'Neill
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               666,666 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               666,666 (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    666,666 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)      Includes  333,333  shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund, Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 11 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             Fred Knoll
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  54,465 (1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               9,846,144 (2)(3)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               54.465 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               9,846,144 (2)(3)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    9,900,609 (1) (2) (3)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)      Includes  54,465  shares of Common  Stock  issuable  upon  exercise  of options and warrants
(2)      Includes  13,743  shares of Common  Stock  issuable  upon  exercise  of warrants held by Thinking Technologies, L.P.
(3)      Includes  333,333  shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund,  Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 12 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             David Weiner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  50,000 (1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               6,132,397 (2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               50,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               6,132,397 (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,182,397 (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)      Includes  50,000  shares of Common  Stock  issuable  upon  exercise  of options.
(2)      Includes  333,333  shares of Common Stock issuable upon the exercise of warrants held by W-Net, Inc.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 13 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Southwell Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 14 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Southwell Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 15 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Southwell Holdings LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 16 of 29 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           Wilson S. Jaeggli
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 17 of 29 Pages
-----------------------------                             ----------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 2 is amended in its entirety to read as follows:

Item 2.     Identity and Background.
            -----------------------

            (a)  This   statement  is  being  filed  jointly  by  Knoll  Capital
Management  L.P.  ("Knoll  Capital"),   a  Delaware  limited  partnership,   GVI
Acquisition, LLC ("Acquisition"), a California limited liability company, Europa
International Inc. ("Europa"), a company organized under the laws of the British
Virgin Islands,  Thinking  Technologies,  L.P., a Delaware  limited  partnership
("Technologies"),  Knoll  Capital  Fund II Master Fund,  Ltd.,  a Cayman  Island
company ("KCF II"), KOM Capital  Management,  LLC, a Delaware limited  liability company ("KOM Capital"),  Woodman Management  Corporation  ("WMC"), a California
corporation,   W-Net,  Inc.,  a  California  corporation  ("W-Net"),   Southwell
Partners,  L.P., a Texas limited partnership ("Southwell  Partners"),  Southwell
Management,   L.P.,  a  Texas  limited  partnership  ("Southwell   Management"),
Southwell  Holdings,  LLC,  is a Texas  limited  liability  company  ("Southwell
Holdings"),  and Messrs. Fred Knoll, Patrick O'Neill, David Weiner and Wilson S.
Jaeggli,  each a citizen  of the United  States  (collectively,  the  "Reporting
Persons").

            Knoll  Capital is an investment  management  firm and is the general partner of Technologies and manages the investments of Europa. Fred Knoll is the principal partner and president of Knoll Capital.  KCF II is an investment fund.
KOM Capital is the  investment  adviser of KCF II.  Acquisition  was formed as a joint  venture of Europa  and WMC to invest in and hold the common  stock of GVI
Security,  Inc.  ("GVI"),  which  subsequently  merged with a subsidiary  of the
Company as  described  below.  Europa is a fund which  invests in and  otherwise trades in equity  and  equity-related  securities.  The  principal  business  of
Messrs. Knoll and O'Neill is investing.

            WMC is a consulting firm.  David Weiner is an investment  consultant for and, and is the sole  director  and officer of, WMC. Mr.  Weiner is also the sole stockholder of W-Net.

            The director of Europa is Standard  Nominees  Trident  Trust Company
(B.V.I.) Limited ("Standard"), a company organized under the laws of the British
Virgin Islands.  The sole managers of Acquisition are Messrs.  Knoll and Weiner, and its sole  members  are Europa and WMC.  The sole  members of KOM Capital are
Messrs. Knoll and O'Neill.

            Southwell  Partners  is a  limited  partnership  whose  business  is investing in equity securities.  The principal business of Southwell  Management is to serve as the general partner of Southwell Partners. The principal business of  Southwell  Holdings  is  to  serve  as  the  general  partner  of  Southwell
Management.  The  principal  business of Mr.  Jaeggli is serving as the managing director of Southwell Holdings.

            The  principal  business  address of Knoll  Capital,  Thinking,  KOM
Capital and Messrs.  Knoll and O'Neill is 200 Park Avenue, Suite 3900, New York,
New York  10166.  The  principal  business  address of KCF II is c/o KOM Capital
Management,  LLC, 200 Park Avenue,  Suite 3900,  New York,  New York 10166.  The

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 18 of 29 Pages
-----------------------------                             ----------------------

principal  business  address of Europa and Standard is P.O. Box 146,  Road Town,
Tortola,  British Virgin Islands.  The principal  business  address of Southwell
Partners, Southwell Management, Southwell Holdings and Mr. Jaeggli is 1901 North
Akard, 2nd Floor, Dallas Texas, 75201. The address for Mr. Weiner,  Acquisition,
W-net and WMC is 3490 Laurel Canyon Blvd.,  Suite 327,  Studio City,  California
91604.

            During the last five  years,  none of the  individuals  or  entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic  violations  and  similar  misdemeanors)  or  been a  party  to a  civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding,  was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws of finding any  violation  with respect to such laws.

     Item 3 is hereby amended to include the following paragraph:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price  of the  3,331,333  shares  owned by
Southwell Partners is $4,997,000,  including brokerage  commissions.  The shares owned by Southwell Partners were acquired with partnership funds.

     Item 4 is amended in its entirety to read as follows:

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting  Persons purchased the shares of Common Stock based on the  Reporting  Persons'  belief that such shares at current  market  prices are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of shares of Common Stock at prices that would make the  purchase of  additional  shares of Common Stock  desirable,  the
Reporting  Persons  may  endeavor  to  increase  their  position  in the Company through,  among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to engage in  discussions  with  management  and the Board of  Directors  of the
Company concerning the business,  operations and future plans of the Company and the  composition  of the Board of Directors.  The Reporting  Persons are hopeful that their discussions will lead to an agreement on the Company's board nominees at the 2005 Annual Meeting of Stockholders of the Company.

            Depending on various  factors  including,  without  limitation,  the
Company's  financial position and investment  strategy,  the price levels of the shares of  Common  Stock,  conditions  in the  securities  markets  and  general

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 19 of 29 Pages
-----------------------------                             ----------------------

economic and industry  conditions,  the Reporting Persons may in the future take such  actions  with  respect  to their  investment  in the  Company as they deem
appropriate  including,   without  limitation,   seeking  Board  representation,
communicating  with  other   shareholders,   making  proposals  to  the  Company
concerning  purchasing additional shares of Common Stock, selling some or all of its shares of Common  Stock,  engaging  in short  selling  of or any  hedging or similar  transaction  with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in this Item 4.

            Item 5 is hereby amended in its entirety to read as follows:

Item 5.     Interest in Securities of the Company.
            -------------------------------------

            (a) and (b) The  aggregate  percentage  of shares  of  Common  Stock reported  owned by each  person  named  herein is based upon  50,125,793  shares outstanding  as of  April  25,  2005,  which  is  the  total  number  of  shares outstanding as reported in the Company's  Preliminary  Proxy Statement  Schedule
14-A filed with the Securities and Exchange Commission on May 10, 2005.

            As of May 18, 2005, Acquisition  beneficially owned 3,030,130 shares of Common Stock (the "Acquisition  Shares").  The Acquisition  Shares constitute approximately  6.0% of the Company's  outstanding  shares of Common  Stock.  The
Acquisition  Shares include 3 shares of Common Stock issuable upon conversion of the 200 shares of Series B Stock.

            As of May 18,  2005,  WMC  beneficially  owned  5,799,064  shares of
Common Stock (the "WMC Shares").  The WMC Shares constitute  approximately 11.6%
of the Company's  outstanding shares of Common Stock. The WMC Shares include the
3,030,130  Acquisition Shares. As a member of Acquisition,  WMC may be deemed to be the beneficial owner of such shares.

            As of May 18, 2005,  Europa  beneficially  owned 9,106,497 shares of
Common Stock (the "Europa Shares").  The Europa Shares constitute  approximately
18.2% of the Company's  outstanding  shares of Common  Stock.  The Europa Shares include the 3,030,130 Acquisition Shares. As a member of Acquisition, Europa may be deemed to be the beneficial owner of such shares.

            As of May 18, 2005, Technologies beneficially owned 72,981 shares of
Common Stock (the  "Technologies  Shares").  The Technologies  Shares constitute less  than  1%  of  the  Company's  outstanding  shares  of  Common  Stock.  The
Technologies Shares includes 13,743 shares issuable upon exercise of warrants.

            As of May 18,  2005,  Knoll  Capital  beneficially  owned  9,179,478 shares of Common Stock (the "Knoll  Capital  Shares").  The Knoll Capital Shares
constitute  approximately  18.3% of the Company's  outstanding  shares of Common
Stock.  The Knoll Capital  Shares include (i) the 72,981  Technology  Shares and
(ii) the 9,106,497 Europa Shares.

            As of May 18, 2005,  KCF II  beneficially  owned  666,666  shares of
Common Stock (the "KCF II Shares"). The KCF II Shares constitute less than 1% of the Company's  outstanding  shares of Common Stock.  The KCF II Shares  includes
333,333 shares  issuable upon exercise of the warrants issued in 2004 (the "2004
Warrants").

            As of May 18, 2005, KOM Capital beneficially owned 666,666 shares of
Common Stock consisting of the KCF II Shares.

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 20 of 29 Pages
-----------------------------                             ----------------------

            As of May 18,  2005,  Patrick  O'Neill  beneficially  owned  666,666 shares of Common Stock consisting of the KCF II Shares.

            As of May 18, 2005, Mr. Knoll beneficially owned 9,900,609 shares of
Common Stock (the "Knoll  Shares").  The Knoll Shares  constitute  approximately
19.7% of the  Company's  outstanding  shares of Common  Stock.  The Knoll Shares include (i) the  9,179,778  Knoll  Capital  Shares;  (ii) 666,666 KCF II Shares;
(iii)  warrants to purchase  8,458 shares of Common Stock  exercisable at $32.50 per share;  (iv) options to purchase 5,430 shares of Common Stock exercisable at
$32.50  per  share;  (v)  options  to  purchase  3,077  shares of  Common  Stock exercisable at $32.50 per share;  and (vi) options to purchase  37,500 shares of
Common Stock at a price of $2.60 per share.

            As of May 18,  2005,  W-Net  beneficially  owned  333,333  shares of
Common  Stock  issuable  upon the  exercise  of the 2004  Warrants  (the  "W-Net
Shares").

            As of May 18, 2005, Mr. Weiner  beneficially  owned 6,182,397 shares
of  Common  Stock  (the  "Weiner   Shares").   The  Weiner   Shares   constitute
approximately  12.2% of the Company's  outstanding  shares of Common Stock.  The
Weiner  Shares  include (i) the  5,799,064  WMC Shares (ii)  options to purchase
50,000  shares of Common Stock at a price of $2.60 per share;  and (iii) 333,333
W-Net Shares.

            As of May 18, 2005, Southwell Partners  beneficially owned 3,331,333 shares of Common Stock (the "Southwell Shares"). The Southwell Shares constitute approximately  6.6% of the Company's  outstanding shares of Common Stock. As the general  partner of Southwell  Partners,  Southwell  Management may be deemed to beneficially  own the  Southwell  Shares.  As the general  partner of  Southwell
Management,  Southwell  Holdings may be deemed to beneficially own the Southwell
Shares.  As the managing  director of  Southwell  Holdings,  Mr.  Jaeggli may be deemed to beneficially  own the Southwell  Shares.  Each of Southwell  Partners,
Southwell Management, Southwell Holdings and Mr. Jaeggli share the power to vote and to direct the disposition of the Southwell Shares.

            Technologies,  Knoll  Capital and Mr.  Knoll share the power to vote and dispose of or to direct the vote or to direct the  disposition of the 72,981 shares of Common Stock beneficially owned directly by Technologies.

            Acquisition,  Europa,  WMC, Knoll Capital,  Mr. Knoll and Mr. Weiner
share the power to vote and  dispose  of or to direct  the vote or to direct the disposition of the 3,030,130  Acquisition Shares  beneficially owned directly by
Acquisition.

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 21 of 29 Pages
-----------------------------                             ----------------------

            Europa,  Knoll  Capital  and Mr.  Knoll  share the power to vote and dispose  of or to direct  the vote or direct the  disposition  of the  9,106,497
Europa Shares beneficially owned directly by Europa.

            KCF II, KOM Capital and Messrs. Knoll and O'Neill share the power to vote and  dispose  of or to direct  the vote or direct  the  disposition  of the
666,666 KCF II Shares.

            Mr.  Knoll  has the sole  power to vote and  dispose  of the  54,465
shares  of  Common  Stock   issuable  upon  exercise  of  options  and  warrants
beneficially owned directly by Mr. Knoll.

            Mr.  Weiner  has the sole  power to vote and  dispose  of the 50,000 shares of Common Stock  issuable  upon  exercise of options  beneficially  owned directly by Mr. Weiner.

            Mr.  Weiner and W-Net  share the power to vote and  dispose of or to direct the vote or direct the disposition of the 333,333 W-Net Shares.

            (c) Other than the transaction disclosed herein, there were no other transactions during the past sixty days by any of the Reporting Persons.

                o   On April 25,  2005,  Southwell  Partners,  L.P.  sold  2,000 shares  of  Common  Stock in the open  market  for $1.46 per share.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

            (e) Not applicable.

     Item 6 is hereby amended to include the following paragraph.

Item 6.     Contract,  Arrangements,  Undertakings or Relationships with Respect to Securities of the Issuer.
            --------------------------------------------------------------------

            On May 16, 2005, the Reporting  Persons entered in to a Joint Filing
Agreement  with respect to the joint filing on this Schedule 13D relating to the beneficial  ownership of shares of Common Stock,  a copy of which is filed as an exhibit hereto.

     Item 7 is hereby amended in its entirety to read as follows:

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.    Joint Filing  Agreement  dated May 16, 2005 by and among Knoll
                  Capital   Management  L.P.,  GVI   Acquisition,   LLC,  Europa
                  International Inc., Thinking Technologies, L.P., Knoll Capital

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 22 of 29 Pages
-----------------------------                             ----------------------

                  Fund II  Master  Fund,  Ltd.,  KOM  Capital  Management,  LLC,
                  Woodman  Management   Corporation,   W-Net,  Inc.,   Southwell
                  Partners,   L.P.,   Southwell   Management,   L.P.,  Southwell
                  Holdings,  LLC, and Messrs. Fred Knoll, Patrick O'Neill, David
                  Weiner and Wilson S. Jaeggli.

                            [Signature Pages Follow]

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 23 of 29 Pages
-----------------------------                             ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of its  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this
Schedule 13D is true, complete and correct.

            Dated: May 18, 2005             EUROPA INTERNATIONAL INC.
                                            By: Knoll Capital Management, L.P.,
                                                its investment manager

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 18, 2005             KNOLL CAPITAL MANAGEMENT, L.P.

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 18, 2005             THINKING TECHNOLOGIES, L.P.
                                            By: Knoll Capital Management , L.P.
                                                its General Partner

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 18, 2005             KNOLL CAPITAL FUND II MASTER
                                            FUND, LTD.
                                            By:  KOM Capital Management, LLC
                                                 its investment adviser

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 24 of 29 Pages
-----------------------------                             ----------------------

            Dated: May 18, 2005             KOM CAPITAL MANAGEMENT, LLC

                                            /s/ Fred Knoll
                                            -----------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 18, 2005             /s/ Patrick O'Neill
                                            ------------------------------------
                                                 PATRICK O'NEILL

            Dated: May 18, 2005            /s/ Fred Knoll
                                           -------------------------------------
                                           FRED KNOLL

            Dated: May 18, 2005            GVI ACQUISITION, LLC

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: Manager

            Dated: May 18, 2005            WOODMAN MANAGEMENT CORPORATION

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: President

            Dated: May 18, 2005            W-NET, INC.

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: President

            Dated: May 18, 2005            /s/ David Weiner
                                           -------------------------------------
                                           DAVID WEINER

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 25 of 29 Pages
-----------------------------                             ----------------------

            Dated: May 18, 2005             SOUTHWELL PARTNERS, L.P.
                                            By: Southwell Management, L.P.
                                            Its general partner

                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 18, 2005             SOUTHWELL MANAGEMENT, L.P.
                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 18, 2005             SOUTHWELL HOLDINGS, LLC

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 18, 2005             /s/ Wilson S. Jaeggli
                                            ---------------------------
                                            WILSON S. JAEGGLI

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 26 of 29 Pages
-----------------------------                             ----------------------

EXHIBIT INDEX

Exhibit No.

   1           Joint Filing Agreement,  as required by Rule 13d-1
               under the Securities  Exchange Act of 1934,  dated
               May 16, 2004.

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 27 of 29 Pages
-----------------------------                             ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated May 16,
2005  (including  amendments  thereto)  with  respect to the Common Stock of GVI
Security  Solutions,  Inc.  This  Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

            Dated: May 16, 2005             EUROPA INTERNATIONAL INC.
                                            By: Knoll Capital Management, L.P.,
                                                its investment manager

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 16, 2005             KNOLL CAPITAL MANAGEMENT, L.P.

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 16, 2005             THINKING TECHNOLOGIES, L.P.
                                            By: Knoll Capital Management , L.P.
                                                its General Partner

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 16, 2005             KNOLL CAPITAL FUND II MASTER
                                            FUND, LTD.
                                            By:  KOM Capital Management, LLC
                                                 its investment adviser

                                            /s/ Fred Knoll
                                            ------------------------------------
                                            Name: Fred Knoll
                                            Title: President

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 28 of 29 Pages
-----------------------------                             ----------------------

            Dated: May 16, 2005             KOM CAPITAL MANAGEMENT, LLC

                                            /s/ Fred Knoll
                                            -----------------------
                                            Name: Fred Knoll
                                            Title: President

            Dated: May 16, 2005             /s/ Patrick O'Neill
                                            ------------------------------------
                                                 PATRICK O'NEILL

            Dated: May 16, 2005            /s/ Fred Knoll
                                           -------------------------------------
                                           FRED KNOLL

            Dated: May 16, 2005            GVI ACQUISITION, LLC

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: Manager

            Dated: May 16, 2005            WOODMAN MANAGEMENT CORPORATION

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: President

            Dated: May 16, 2005            W-NET, INC.

                                           /s/ David Weiner
                                           -------------------------------------
                                           Name: David Weiner
                                           Title: President

            Dated: May 16, 2005            /s/ David Weiner
                                           -------------------------------------
                                           DAVID WEINER

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 29 of 29 Pages
-----------------------------                             ----------------------

            Dated: May 16, 2005             SOUTHWELL PARTNERS, L.P.
                                            By: Southwell Management, L.P.
                                            Its general partner

                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 16, 2005             SOUTHWELL MANAGEMENT, L.P.
                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 16, 2005             SOUTHWELL HOLDINGS, LLC

                                            /s/ Wilson S. Jaeggli
                                            --------------------------
                                            Name: Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: May 16, 2005             /s/ Wilson S. Jaeggli
                                            ---------------------------
                                            WILSON S. JAEGGLI